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                           February 15, 2024

       Karen Brennan
       Chief Financial Officer
       Jones Lang LaSalle Inc.
       200 East Randolph Drive
       Chicago, IL 60601

                                                        Re: Jones Lang LaSalle
Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Response dated
December 8, 2023
                                                            File No. 001-13145

       Dear Karen Brennan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 8. Financial Statements and Supplemental Data
       Revenue Recognition
       Work Dynamics, page 82

   1. We have reviewed your letter dated December 8, 2023. Please remove the adjustment for
                                                        Gross contract costs
from your non-GAAP measures Fee revenue and Fee-based operating expenses. Refer to
Regulation G and, for additional guidance, Questions 100.01 and
                                                        100.04 of the
Compliance & Disclosure Interpretations on Non-GAAP Financial
                                                        Measures.
 Karen Brennan
Jones Lang LaSalle Inc.
February 15, 2024
Page 2




       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 with any questions.



FirstName LastNameKaren Brennan                           Sincerely,
Comapany NameJones Lang LaSalle Inc.
                                                          Division of
Corporation Finance
February 15, 2024 Page 2                                  Office of Real Estate
& Construction
FirstName LastName